Exhibit 99.1

TransAlta Corporation 110-12th Avenue S.W. Box 1900, Station “M” Calgary, Alberta
T2P 2M1

Stephen G. Snyder
President & CEO

Letter to Shareowners

On our second quarter conference call in July, besides reporting on both a strong operational quarter and financial first half, I shared with our listeners my confidence in the outlook for our company. With our industry in a positive part of its cycle, I felt it important that I discuss these perspectives with all our shareowners and not just those who were able to join us for our call. That is why I am writing to you today.

2007 - 2009 Expectations

In the next two to three years, we have excellent opportunities for steady earnings and asset growth. Market conditions in Alberta and the western U.S. are improving. After falling in real terms for years, electricity prices are now on the rise. Supply has not kept pace with demand and replacement plant costs are escalating rapidly. These upward price pressures are unlikely to abate for several years.

Separately, our assets are running well and cost effectively. For the past three years, TransAlta has focused on operational excellence - properly maintaining our plants, driving down costs and improving productivity. As a result our plants are operating with excellent cost to availability ratios resulting in increased gross margins.

With our operations in good shape and power prices increasing, we expect TransAlta to produce low double digit earnings per share (EPS) growth over the 2007 to 2009 period. Cash flow from operations is also expected to increase to a range of $750 to $900 million.

Capital Allocation Plan

This is the right time for asset growth. The electricity industry needs new capacity. It needs more renewables. It needs to convert older assets into more environmentally benign, longer lasting producers of much needed power. New capacity. Life extensions. New technologies. All require large capital investments. The winners will be companies with the financial strength to survive the new technology turmoil as well as the traditional risk cycles for prices and credit markets.

TransAlta’s Board and management believe that success and sustainability in a long-cycle capital intensive commodity business requires a strong investment grade balance sheet and a long-term approach to capital allocation. The benefits of being consistent to this strategy can be seen today.

TransAlta’s financial strength, strong cash flows, conservative balance sheet and stable investment grade credit ratings mean we have the flexibility and resources to act on the right opportunities as they become available. To date, we have announced approximately $1 billion of investment in new plants, including our Keephills 3 supercritical coal plant in Alberta and the Kent Hills wind facility in New Brunswick. Given lower reserve margins and strong pricing in the western U.S. and western Canada, additional near-term growth efforts will be focused on expansion in these markets. While our objective is to add an average of five per cent per year of incremental capacity over the next five years, we will be disciplined in our investment approach. We will execute only on projects that deliver rates of return that meet our investment hurdles.

Good assets create earnings sustainability. That means in addition to adding new capacity, we need to continuously reinvest in our fleet. We believe by actively managing our portfolio of plants we can reallocate capital to higher returning investments and provide shareowners with better long-term returns. This is a good time to sell assets that don’t fit our long-term portfolio and are a better fit for another company. So, we’ll be proactive on this front and put that capital to better use by reinvesting it in higher returning assets, or by effectively “buying some of our own assets back” through a share buyback plan.

Our recently announced expanded normal course issuer bid allows us the flexibility to buy up to 20 million shares over the next 12 months. Share buybacks can be an effective way to drive shareowner value. Our Board will closely monitor our cash flow, driven by our strong earnings and potential asset sales, and help management to determine the timing and extent of any share buyback programs.

Our Commitment to a Moderate Risk Profile

Maintaining strong credit ratios and stable investment grade ratings will remain at the forefront of our capital decisions. While there are some investors who believe a non-investment grade business model can work in our industry, we don’t believe it’s right for TransAlta.

Our industry faces many unknowns and must live with both price and credit market cycles that occur more frequently than asset cycles. In addition we supply an essential service and reliability of supply to our customers is our top priority. All these factors mean we must operate with long-term planning horizons and maintain financial stability.

From 2002 to 2004, we saw the impact of a poor price cycle. Many industry players were hurt financially - some even sought bankruptcy protection. Our short-term earnings suffered too. But because our balance sheet was strong and we had good cash flow, we were able to pay our dividend and maintain our plants. Now, there are signs that credit markets may go through a difficult period. While this may impact some more leveraged and less liquid companies, TransAlta is in good shape and we have access to debt and equity markets if we need them. Opportunities may arise for us because other participants are unprepared to act on them.

Laying the Building Blocks for the Future of Your Company

I believe the next two to three years will be very positive for your company. During that time we also have to set into place the building blocks for the post-2010 period. The North American electricity sector is poised to make significant decisions about technologies and fuel sources in this period. These decisions will set the industry’s direction for the next 20 years. They are driven mainly by the immense challenges of achieving substantially higher environmental standards and the need to add new electricity supply.

Neither the winning technologies nor the related regulatory rules and environmental targets are yet fully defined. However, our Technology, Environmental, and Regulatory teams have been on top of these issues for years. We are working with our key suppliers to determine our technology choices. We also continue to work with all stakeholders and governments to find a way to provide consumers with much needed electricity supply security, while still meeting challenging environmental mandates. TransAlta is prepared for a leadership position on these critical issues. That means we can meet our challenges and grow our earnings.

Shareholder Value Proposition

Simply put, TransAlta today is in good shape. We have good assets in growing markets. We expect to generate strong earnings growth over the next several years. We also have the capabilities and opportunities to reinvest and renew our asset base for the long-term sustainability of the company. This strength is reflected in the strong dividend paid to shareowners and in the steady appreciation of the share price.

We are in this position because we have consistently taken a long-term view, kept our focus on operations, costs and productivity, and sustained a strong balance sheet. These fundamental keys to success are as true today as they were in the past. I see no reason why they can’t be equally true in the future.

On behalf of TransAlta’s employees, we thank you for your investment and continued support of the company.

Sincerely,

October 22, 2007